Annual Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on October 31, 2012. Stockholders voted as indicated below:

                                        Affirmative    Against          Abstain
Election of Joseph T. Grause, Jr.
Class I to serve until 2013              7,783,105     129,699           38,864
Election of Christopher B. Brader
Class II to serve until 2014             7,786,431     126,687           38,550
Election of Marran H. Ogilvie
Class III to serve until 2015            7,713,777     198,944           38,947
Re-election of Richard A. Silver
Class III to serve until 2015            7,813,059     100,756           37,853

Mr. Julian Reid, continues to serve as a Director of the Fund.